Triple Double Crown, LLC

Balance Sheet — As of December 31, 2021

Assets

Current Assets

Cash – Basic Business Checking (Acct #200000520029)	$70.00
Total Current Assets	$70.00
Total Assets	$70.00

Liabilities

Current Liabilities	$0.00
Total Liabilities	$0.00

Owner's Equity

Owner's Equity, beginning of year	$60.00
2021 Net Change (capital contribution)	$10.00
Total Owner's Equity	$70.00
Total Liabilities & Equity	$70.00

Note: 2021 balance derived from bank statements showing $60 consistent balance throughout Jan–Nov and a $10 mobile deposit on Dec 23, 2021.

Exhibit B.2